UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 8, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 8TH, 2023

DATE, TIME AND PLACE: May 8th, 2023, at 12.10 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise and Michela Mossini, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Mrs. Elisabetta Paola Romano.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) To acknowledge on the Company’s Quarterly Financial Report (“ITRs”) for the 1st quarter of 2023, dated as of March 31st, 2023; (5) To resolve on the agreements for the supply of goods and services of Radio Access Network (“RAN”) by the Company; (6) To acknowledge on the Company’s Long Term Incentive Plan (“Plan”) results for the fiscal year 2022 for grant 2020 (3rd year), 2021 (2nd year) and 2022 (1st year) and to resolve on the calculation and payment form proposal; (7) To resolve on the amendment of the Company’s Statutory Audit Committee Internal Rules; and (8) To acknowledge on the action plans arising from the independent evaluation process of the Board of Directors and its advisory committees.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 8th, 2023

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on May 8th, 2023, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on April 26th, and May 8th, 2023, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(3) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on May 8th, 2023, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(4) Acknowledged on the Company’s Quarterly Financial Report (“ITRs”) for the 1st quarter of 2023, dated as of March 31st, 2023, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”). The referred report was subject to limited review by the independent auditors.

(5) Approved the execution of agreements for the supply of goods and services of Radio Access Network (“RAN”), according to the technical, financial and commercial conditions presented, and authorized the Company's Officers and/or attorneys-in-fact to negotiate and enter into documents that may be necessary, in the terms and conditions of the support material which is filed at the Company's head office.

(6) Regarding the Company’s Long Term Incentive Plans (“Plans”), previously approved by the Extraordinary Shareholders’ Meetings, held on April 19th, 2018 and March 30th, 2021, the Board Members acknowledged on the results calculated until fiscal year 2022 for the 3rd vesting period related to the 2020 grant, for the 2nd vesting period related to the 2021 grant and for the 1st vesting period related to the 2022 grant, with which they agreed, and approved the proposal for the payment method, as follows: (a) transfer of all amounts due in shares, including dividends, as provided for in the Plan, as well as the possibility of transfer of the amount equivalent in cash in case of inactive beneficiaries (pro rata) or transferred to another company of the same group conglomerate; (b) for the transfer of shares, use of those which are held in treasury; and (c) use of the Average Share Price, weighted by the financial volume estimated by B3 S.A. – Brasil, Bolsa e Balcão, considering the month of March 2023, which period is the same used to measure the performance of the Company’s shares in the calculation of the External KPI, for the purpose of converting the due amounts from dividends into additional shares and for cases where the conversion of shares for payment in cash will be necessary. The Company’s Board of Officers and/or attorneys-in-fact are authorized to perform all necessary acts to carry out the resolutions approved herein.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 8th, 2023

(7) Approved the amendment proposal of the Company’s Statutory Audit Committee Internal Rules, according to the material presented and based on the favorable assessment of the CAE, recorded at its meeting held on May 8th, 2023.

(8) Acknowledged on the action plans for the 2023, arising from the independent evaluation process of the Board of Directors and its advisory committees, with the main objective the alignment of the Company’s with the best practices of corporate governance

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 8th, 2023.

FABIANE RESCHKE

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 8, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer